SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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LATAM AIRLINES GROUP S.A.
(Name of Subject Company)

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LATAM AIRLINES GROUP S.A.
(Name of Person(s) Filing Statement)

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American Depositary Shares (as evidenced by American
Depositary Receipts), each representing one share of Common
Stock, without par value
(Title of Class of Securities)

501723100
(CUSIP Number of Class of Securities)

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Andrés del Valle
Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile

Telephone: (+56 2) 2565 8765

José María Eyzaguirre Baeza

Claro & Cía.

Av. Apoquindo 3721, 13th floor, Las Condes, Santiago, Chile

Telephone: (+56 2) 2367 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey S. Lewis, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2056	Chantal E. Kordula, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2724	Adam J. Brenneman, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2704

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

LATAM Airlines Group S.A. (“LATAM”) is filing this Solicitation/Recommendation Statement relating to pre-commencement communications on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”).

On September 27, 2019, Chilean newspaper “La Tercera” published an interview with LATAM’s chairman, Ignacio Cueto. The interview relates to LATAM’s strategic alliance with Delta Air Lines, Inc. (“Delta”).

This Statement is not a recommendation or a solicitation to sell any securities. Delta has not yet commenced a tender offer for the shares of LATAM or the shares represented by American Depositary Shares (collectively, the “Shares”). If and to the extent required by applicable law and solely following the commencement of the tender offer by Delta, LATAM intends to file with the U.S. Securities and Exchange Commission a Solicitation/Recommendation Statement and related materials on Schedule 14D-9. Holders of the Shares are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission – www.sec.gov. In addition, if and when filed, LATAM will provide copies of its Solicitation/Recommendation Statement free of charge to holders of the Shares.

Cautionary Statement Regarding Forward-Looking Statements

This Statement may contain forward-looking statements concerning Delta, LATAM and the proposed transaction, which describe or are based on current expectations.  Actual results may differ materially from these expectations.  Any statements that are not historical fact (including statements containing the words “believes,” “may,” “could,” “might,” “possible,” “intends,” “plans,” “anticipates,” “expects,” “estimates,” “potential,” “outlook”, “continue,” “will,” “should” and similar expressions) should also be considered to be forward-looking statements.  Such forward-looking statements include the ability of Delta to complete the transaction.  Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer; the possibility that various conditions to the consummation of the tender offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption from the transaction on the respective businesses of Delta and LATAM and the fact that the announcement and pendency of the transaction may make it more difficult to establish or maintain relationships with employees, customers and other business partners; and other risks and uncertainties pertaining to the business of LATAM detailed in its filings with the SEC from time to time.  Forward-looking statements in this Statement should be evaluated together with the many uncertainties that affect the respective businesses of Delta and LATAM, including those mentioned in the risk factors and other cautionary statements in Delta’s and LATAM’s reports filed with the SEC.  The reader is cautioned not to rely unduly on these forward-looking statements.  LATAM expressly disclaims any intent or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.  All forward-looking statements in this Statement are qualified in their entirety by this cautionary statement.

Item 9.  Exhibits

Exhibit No.	Description

(a)(5)(i)	Interview to LATAM’s chairman Ignacio Cueto published in the newspaper La Tercera on September 27, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LATAM AIRLINES GROUP S.A.

September 30, 2019	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	VP Legal VP of Legal Affairs of LATAM Airlines Group S.A.

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